Exhibit 23.2

Independent Auditors’ Consent

The Board of Directors

Unigene Laboratories, Inc:

We consent to the use of our report dated March 29, 2002, except as to the third paragraph of Note 7, which is as of April 9, 2002, with respect to the statements of operations, stockholders’ equity (deficit), and cash flows of Unigene Laboratories, Inc. for the year ended December 31, 2001, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus. Our report dated March 29, 2002, except as to the third paragraph of Note 7, which is as of April 9, 2002, contains an explanatory paragraph that states that Unigene Laboratories, Inc. has suffered recurring losses from operations and has a working capital deficiency which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Short Hills, New Jersey

October 29, 2004